FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated February 28, 2023

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Execution of the 2022 shareholder remuneration policy

In line with the 2022 shareholder remuneration policy, the board of directors has resolved to:

-	submit to the ordinary general shareholders’ meeting, whose call is being published today, the approval of a final gross cash dividend of €5.95 cents per share entitled to receive dividends. Subject to the approval of the ordinary general shareholders meeting, the dividend would be payable from 2 May 2023. Thus, the last day to trade shares with a right to receive the dividend would be 26 April, the ex-dividend date would be 27 April and the record date would be 28 April; and

-	implement a new share buy-back programme, to which the Bank will allocate an amount of 921 million euros (the “Buy-Back Programme” or the “Programme”).The appropriate regulatory authorization for the new programme has already been obtained and its execution will therefore commence from tomorrow as detailed below.

Once the above-mentioned actions are completed, the Bank’s shareholder remuneration for the 2022 results will total 3,842 million euros (c. 40% of the underlying profit in 2022) split in approximately equal parts in cash dividends (1,942 million euros) and share buybacks (1,900 million euros)1.

Second Buy-Back Programme for 2022 results

The Buy-Back Programme will be executed pursuant to the resolutions adopted by the general shareholders’ meeting held on 3 April 2020 and, if applicable, the authorization for the acquisition of own shares which is submitted for approval by the 2023 Annual Shareholders’ Meeting under item 5º C of the agenda, as well as in accordance with the provisions of Article 5 of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (the "Market Abuse Regulation") and in Commission Delegated Regulation (EU) 2016/1052 (the "Delegated Regulation"), and will have the following characteristics:

-	Purpose of the Buy-Back Programme: to reduce the Bank’s share capital through the redemption of the shares acquired under the Programme in the share capital reduction submitted for approval by the 2023 Annual Shareholders' Meeting under item 5ºA of the agenda.

-	Maximum investment: the Buy-Back Programme will have a maximum monetary amount of 921 million euros.

1These amounts have been estimated assuming that, after the execution of the share buy-back programme described above, the number of outstanding shares entitled to receive the final dividend will be 16,190,866,119. Therefore, the total dividend will be higher if fewer shares than planned are acquired in the buy-back programme and will be lower in the opposite scenario.

-	Maximum price: Banco Santander intends to implement the Buy-Back Programme in a way that causes the average purchase price of shares not to exceed 4.26 euro, corresponding to the tangible book value per share at 31 December 2022.

-	Maximum number of shares: The maximum number of shares that may be acquired pursuant to the Programme will depend on the average price at which they are acquired, but will not exceed 1,514,451,957shares. Assuming that the average purchase price at which shares are acquired pursuant to the Programme were 3.50 euros, the maximum number of shares that would be acquired would be 263,142,857 (1.57% of the Bank’s share capital.

-	Other conditions: shares will be purchased at market price, subject to the following restrictions:

o	The Bank may not purchase shares at a price higher than the greater of the following two: (a) the price of the last independent trade, or (b) the highest current independent purchase bid on the trading venue where the purchase is carried out. In no event will the price be higher than a 3% excess of the last listing price for trading operations in which the Bank does not act for its own account on the Spain’s Automated Quotation System (Mercado Continuo).

o	The Bank may not purchase on any trading day more than 25% of the average daily volume of the Bank’s shares on the trading venue on which the purchase is carried out. For the purposes of the above computation, the average daily volume will be based on the average daily volume traded in the twenty (20) business days preceding the date of each purchase.

-	Indicative duration of the Buy-Back Programme: from 1 March 2023 to 12 May 2023. However, the Bank reserves the right to terminate the Buy-Back Programme if, prior to its expiry date, the maximum monetary amount is reached or if any other circumstances so advise.

-	Execution of the Buy-Back Programme: the Programme will be executed by the team that, in accordance with the Bank’s treasury stock policy, is responsible for the execution of treasury shares transactions. Acquisitions under the Buy-Back Programme may be made in the Spanish Automated Quotation System (Mercado Continuo), as well as in Turquoise Europe, DXE Europe and Aquis Exchange Europe.

The interruption, termination or modification of the Buy-Back Programme will be duly communicated to the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores). Transactions under the Buy-Back Programme will be publicly disclosed within 7 daily market sessions following the date of their execution.

Boadilla del Monte (Madrid), 28 February 2023

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods.

Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes.

For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (Santander) 2022 Annual Report, published as Inside Information on 28 February 2023. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 28, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance